Exhibit 21.1

Subsidiaries of Telaria Inc.

Name	Jurisdiction of Incorporation
Telaria Ltd	England and Wales
Telaria Holdings Pty Ltd	Australia
Telaria Pty Ltd	Australia
Telaria Pte. Ltd.	Singapore
Tremor Video SDN. BHD.	Malaysia
Telaria (NZ) Limited	New Zealand
Telaria Brazil Publicidade Ltda.	Brazil
Tremor Video GmbH	Germany
Tremor Video Canada, Inc.	Delaware, USA
ScanScout, Inc.	Delaware, USA
Transpera, Inc.	Delaware, USA
SlimCut Media SAS	France
SlimCut Media Canada Inc.	Canada